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Kansas City Wellness Club

Health & Beauty Service

918a Baltimore Ave
Kansas City, MO 64105
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Early Investor Bonus: The investment multiple is increased to 2× for the next $35,000 invested.
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THE PITCH
Kansas City Wellness Club is seeking investment to fund our growth and develop new spaces and programs.
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INVESTOR PERKS

Kansas City Wellness Club is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Receive Complimentary Day Pass. Invest $500 or more to qualify. Unlimited available

Invitation & Admission to exclusive private Member/Investor Appreciation Events

Receive 1 year of Health Club membership Invest $500 or more to qualify. Unlimited available

Create Your Wellness Club Visit on your next birthday. Invitation & Admission to exclusive private Member/Investor Appreciation Events

Receive 1 year of Essential membership Invest $2,500 or more to qualify. Unlimited available

Create Your Wellness Club Visit on your next birthday. Invitation & Admission to exclusive private Member/Investor Appreciation Events. Preferred position if future New Needs expansion opportunities develop.

Receive 1 year of Enhanced membership Invest $5,000 or more to qualify. Unlimited available

Create Your Wellness Club Visit on your next birthday. Invitation & Admission to exclusive private Member/Investor Appreciation Events. Preferred position if future New Needs expansion opportunities develop.

Receive 1 year of Elevated Membership Invest $10,000 or more to qualify. 10 of 10 remaining

Create Your Wellness Club Visit on your next birthday. Invitation & Admission to exclusive private Member/Investor Appreciation Events. Preferred position if future New Needs expansion opportunities develop.

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KANSAS CITY WELLNESS CLUB INVESTMENT OPPORTUNITY
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Our Mission

Kansas City Wellness Club is an organic Wellness Center, Spa/Salon, Fitness Center, Yoga & Event space. We provide holistic natural solutions for all preventive care needs (and soon primary care too), and educate as a vehicle to healthy next age sustainable living. We are in vibrant downtown Kansas City MO, breathing life back into the grand historic Kansas City Club, by becoming a new community asset centered on simplifying the automation of your Core Life Necessities, leveraging only local economies/businesses, within your budgets & taste/style preferences. We save you time, and you become more resilient.

The Problem

MARKET GAP: People feeling exhausted keeping up with modern day life and overwhelmed keeping up with volatility- inflation & supply chain issues, and most recently optimal health concerns. Solutions exist, but no simple pathway has been created to get there, aligned with modern consumer intentions (Healthy: Body, Community, Planet)

COSTS: People spend a lot on beauty products and health products they believe will make them healthier, yet also a lot on doctor visits when they get sick and large insurance payments every month regardless of how healthy they are.

SAVINGS: Now more than ever, people seek to sustainably strengthen their body & communities. They want to save time & money from having to research and travel to multiple places each week/month.

CUSTOMERS: The rise of farm-to-table restaurants, farmer's markets, home grocery/meal deliveries, and organic solutions- 82% of American adults use homeopathic medicines, supplements, or remedies* proves that there's peaking interest in natural health/life Solutions.

The Solution

CONCENTRATE THE SOLUTIONS INTO 1 PLACE: We improve health, save people time & money by packaging self transformation through holistic multi-dimensional wellness visits, non-invasive natural solutions, and efficient coordination of core life needs.

COST SAVINGS: Since people go to so many different places to look & feel great, and take care of all their beauty, fitness, health needs, we save them time. We save them money from multiple transactional based payments.

USABILITY: Wellness Club opened during CV yet has gained traction on its integrated health convenience, natural authenticity, and profound interactions with providers & services. 1 place brings easy engagement with all aspects of health and core lifestyle needs.

TARGET AUDIENCE

2-mile radius: 30k+ residents, office workers, and travelers

Wellness/Beauty/Organic seekers, Social & Civic clubs/communities- 500k metro

People exhausted with "traditional healthcare system"

OUR AWARD WINNING SPACE

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18%

Monthly Revenue Growth

1,038%

2022-2020 Year-To-Date % Revenue Change

139%

2022-2021 Year-To-Date % Revenue Change

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Business Highlights

UNIQUE & FIRST TO MARKET: Only place in KC with all these services in 1 location. No location seeking to repeatedly provide for a person's core life necessities- Health, Food, & Clothing- through local & natural economies

REPEATABLE SYSTEMS: Wellness Club now has repeatable processes, checklists, and scripts to optimize all daily/weekly/monthly operations. Roles, Lead Measures, and KPIs are in place with accountability. We are primed and ready to scale.

TESTED & AWARD WINNING: Opened right before CV yet won Kansas City's Best Day Spa award in 1st year of operation. Went from $0 post lockdown (May 2020) to $30k monthly revenue in just 18 months

AUTHENTIC & IN DEMAND: Highly rated place in the city (Google, PitchKC)- profound, heartfelt, and transformative video and written reviews. Better health is greatly on people's minds right now. Greater convenience in managing one's life is always in demand.

Key Milestones

November 2019: Soft Opening

January 2020: Full Staff Hired, Official Business Launch

March 2020: CV Shutdown

May 2020: Reopen, speak timely wellness message

October 2020: Win KC's Best Day Spa award

December 2021: Achieve $30k in monthly revenue

June 2022: Achieve $35k in monthly revenue

December 2022: Achieve $40k in monthly revenue

June 2023: New Needs Food/Clothing 30 day pilot phase

Future vision - Opportunity in development

August 2023: Design New Needs app, start large scale operations

April 2024:GA of New Needs app, launch to all Wellness Club members, and select KC metro wide participants

2025: KC metro wide rollout, expand to other markets

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THE TEAM
Heath Wessling
Founder

Raised rural Iowa, lived in London for 3 years, pioneer team

● Traversed 20+ countries (many multiple times)

● History of bridge building, connecting, country/rural work ethic

with global street sense perspective, calm under pressure, well

networked, automation & system creation focus

● Embraced leadership roles- sports, professional, personal life

● Cerner Wellness Lead Project Manager for 10 years

● Created real estate investment company

● Founder & Owner, Kansas City Wellness Club

● Courage and Perseverance to grow the business through 2

unprecedented & challenging CV years

● Have bought local/natural only since 2017

● Was my own living lab to see if it can be done. It CAN.

Jennifer Davis
Club Manager
Emmy Harr
Sales Manager
Julie D'auteuil
Operations Manager
Susan Spaulding
Mentor, former business owner
Katelyn Bryant
Operations Manager
Laurie Clark
Wellness Club Nurse Practitioner
Gabe Engelbert
Principal Owner of Food Forest Abundance KC, Advisor Board
Onani Carter, TH. D.
Research Scientist, Advisory Board
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Why should you believe in this place? Well…

Because we already have made people believe, watch a couple of our video reviews HERE, and you'll see why we are one of the highest and most reviewed places in the city.

From running with the bulls in Pamplona, to running wellness programs for over a decade here in Kansas City with Cerner, I have felt called to deliver this vision and elevate this community wellness mission & message.

You have witnessed rising trends of farmer's markets, farm-to-table eateries, home grocery/meals, and virtual clothing stores already shows the existing demand for this lifestyle engagement.

Yet no local network exists, and certainly none that aligns themselves so closely with what the consumer already does and likes to do, so we will fill that gap.

This investment is strongly shielded against big stock market or recession shocks, as it has strong resiliency (and maybe even more demand) during adverse economic conditions due to good health, healthy food, and basic clothing needs perpetually existing.

You want to invest in, and involve yourself in, a place that truly walks the walk of natural products/treatments- no harsh chemicals or invasive treatments, and eco-friendly operations. It feels good to be around a community of like minded people…social wellness.

You want to walk with a group of people dedicated to a "greater good" community mission, with far reaching equal benefits for all, and specific focus on Veterans, Nurses, EMTs, Police Officers, Firefighters, Teachers.

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SUMMARY

You're busy and modern life is crazy, the Kansas City Wellness Club will guide you above that modern tidal wave.

Multiple sequence of events and market dynamics have converged, and timely demand exists for this community asset.
We have never operated in a full year w/o CV. We have never been operationally ready to scale. Both are now working for us and provide significant large growth opportunity.
Being in the grand historic building, the Wellness Club has positioned itself as a central hub of wellness connections, and has already established a strong credible foundation.
People always seek to save time & money, and receive guidance that further simplifies & enhances their life.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
New Needs Pilot Group $8,000
Equipment Upgrades $5,000
Operating Capital $33,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $726,050 $1,202,848 $1,447,106 $1,490,519 $1,535,234

Cost of Goods Sold $20,000 $33,134 $39,862 $41,057 $42,288

Gross Profit $706,050 $1,169,714 $1,407,244 $1,449,462 $1,492,946

EXPENSES

Rent $100,000 $102,500 $105,062 $107,688 $110,380

Labor $300,000 $307,500 $315,187 $323,066 $331,142

Utilities $50,000 $51,250 $52,531 $53,844 $55,190

Insurance $30,000 $30,750 $31,518 $32,305 $33,112

Equipment Lease $50,000 $51,250 $52,531 $53,844 $55,190

Repairs & Maintenance $15,000 $15,375 $15,759 $16,152 $16,555

Legal & Professional Fees $10,000 $10,250 $10,506 $10,768 $11,037

Operating Profit $151,050 $600,839 $824,150 $851,795 $880,340

This information is provided by Kansas City Wellness Club. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Kansas City Wellness Club pitch deck (business overview & plan).pdf

Kansas City Wellness Club Projections.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends May 12th, 2023

Summary of Terms

Legal Business Name Kansas City Wellness Club LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $35,000 invested

2×

Investment Multiple 1.5×

Business's Revenue Share 1.5%-3.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

Kansas City Wellness Club has been fully operating since January 2020 and has since achieved the following milestones:

We tripled our monthly revenue during that 1st CV "dark winter", going from $5,000 in November 2020 to $15,000 in May of 2021.

We almost touched $30,000 in monthly revenue in December 2021 after essentially being open for just 18 months.

We generated $340,000 in Revenue in 2022.

Our weekly averages of Year-To-Date % Revenue Change are:

1038%, from 2020 to 2022

367%, from 2020 to 2021

157%, from 2021 to 2022

We have averaged close to 20% Month over Month revenue growth since post lockdown.

Monthly revenue in December 2022 almost hit $40,000

Historical financial performance is not necessarily predictive of future performance, however the business certainly has demonstrated traction.

Forecasted milestones

Kansas City Wellness Club forecasts the following milestones:

100 members by Summer 2023.

Profitability reached by Fall 2023.

Net Profit of $171,478 in 2024.

The financial conditions of the Kansas City Wellness Club deserve some thoughtful consideration. We fully launched just 2 months before CV, so our entire growth has been achieved during adverse economic conditions. We chose to push through them- we HAD TO be here for our community when our community needed wellness the most. Our monthly revenue growth is charted in our pitch deck.

We have a lot of room capacity to fill, and that is demonstrated in our losses each month. Besides increasing our membership base, one of the biggest areas where we will fill the profitability gap is by opening up our spaces to renters. Transitioning to a rental model with just four of our rooms to start, is projected to bring in $15,000+ in extra revenue. Now entering our 1st full year without the CV cloud hanging over our market- we've never been given a full fair chance to blossom, and fresh out of a year of operational focus on optimized repeatable operational systems, we are primed and ready to scale out to the market who has not yet heard about us.

Being a unique concept, we decided to open with an employment model (rather than renter) due to needing to set compass & course direction. It takes a lot to run the Club, market the Club, sell the Club, and hire for the Club...and of course rent is significant being in a grand historic downtown building. It took us a while to get to our current payroll/operations/fixed setup, that most balances financial & operational efficiencies, but we have reached a steady model. The good news is that throughout our future growth, fixed payroll expenses should not increase as the operational model we have now is scalable.

With fixed expenses stabilized, and high margin revenue growth on multiple fronts (Rental revenue, Membership revenue, and Business Partnership Commission revenue), our path to profitability is clear & achievable.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Kansas City Wellness Club to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The markets in which we operate is highly competitive and could become increasingly competitive with new entrants in the market.....however what helps us mitigate this risk is by offering so many services in one location, being a fully integrated wellness center.

Reliance on Management

As a securities holder, you will not be able to participate in Kansas City Wellness Club's management or vote on and/or influence any managerial decisions regarding Kansas City Wellness Club. Furthermore, if the founders or other key personnel of Kansas City Wellness Club were to leave Kansas City Wellness Club or become unable to work, Kansas City Wellness Club (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon historical figures and assumption of stable economic conditions and other various assumptions regarding future operations. The validity and accuracy of these assumptions will depend in some part on future events over which Kansas City Wellness Club and the key persons may have little to no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Kansas City Wellness Club might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Kansas City Wellness Club is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Kansas City Wellness Club

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Kansas City Wellness Club's financial performance or ability to continue to operate. In the event Kansas City Wellness Club ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Kansas City Wellness Club nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Kansas City Wellness Club will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Kansas City Wellness Club is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Kansas City Wellness Club will carry some insurance, Kansas City Wellness Club may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Kansas City Wellness Club could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Kansas City Wellness Club's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Kansas City Wellness Club's management will coincide: you both want Kansas City Wellness Club to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Kansas City Wellness Club to act conservative to make sure they are best equipped to repay the Note obligations, while Kansas City Wellness Club might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Kansas City Wellness Club needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Kansas City Wellness Club or management), which is responsible for monitoring Kansas City Wellness Club's compliance with the law. Kansas City Wellness Club will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Kansas City Wellness Club is significantly more successful than your initial expectations...however those who invest $10,000+ will be placed into preferred position in New Needs expansion investment opportunities.

You Do Have a Downside

Conversely, if Kansas City Wellness Club fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Kansas City Wellness Club, and the revenue of Kansas City Wellness Club can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Kansas City Wellness Club to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Kansas City Wellness Club. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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